Exhibit 99.1

Origin Agritech Limited Reports Unaudited Third Quarter Financial Results
For Three Months Ended June 30, 2012

Revenues increased by 10% year-over-year from RMB244.7 million to RMB269.3 million

Net income attributable to Origin Agritech was RMB25.4 million, EPS of RMB1.09

BEIJING--(PRNewswire-Asia)--August 7, 2012-- Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”) , a technology-focused supplier of hybrid and genetically modified crop seeds in China, today announced unaudited financial results for the third quarter ended June 30, 2012. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the third quarter of fiscal 2012, revenues increased by 10.1% year-over-year to RMB269.3 million (US$42.7 million) from RMB244.7 million one year ago. Higher revenues this quarter were mainly due to earlier sales settlement with the distributors for the 2012 selling season.

Deferred revenues were RMB257.3 million (US$40.7 million) as of June 30, 2012 compared with RMB287.2 million on June 30, 2011. Deferred revenues mainly reflect the value of Origin’s crop seeds after a) sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is primarily determined by sales incentives that Origin gives to its customers. The year-over-year decrease in deferred revenues was mainly due to more revenue is recognized in the current period of this year. Deferred revenues as of June 30, 2012 also included a total of RMB24.9 million (US$3.9 million) of subsidies received from various levels of the Chinese government.

The sum of recognized revenues for the first nine months ended June 30, 2012 and deferred revenues as of June 30, 2012 were RMB568.3 million (US$90.0 million), compared with RMB550.1 million for the same period last year. Excluding the deferred government subsidies, Changchun Origin and the divestiture of Jilin Changrong, the sum of revenues for the first nine months ended June 30, 2012 and deferred revenues as of June 30, 2012 increased by 20.6% year-over-year to RMB493.4 million (US$78.2 million) from RMB409.1 million as of June 30, 2011. This year-over-year increase in recognized and deferred revenues was mainly due to an increase in corn seed shipping volume during the 2012 planting season. The table below lists the deferred revenues and recognized revenues with and without the contribution from Jilin Changrong and Changchun Origin, and government subsidies.

Year-to-date Revenues and Deferred Revenues, in thousands of RMB

	As of June 30, 2011	As of June 30, 2012	Year-over-Year Change
Deferred revenues excluding deferred government subsidies (1)	287,164	232,446
9-Month Revenues (2)	262,966	310,986
(1) + (2)	550,130	543,432	-1.2%

Deferred revenues excluding Jilin Changrong, Changchun Origin and deferred government subsidies (3)	287,164	232,446
9-Month Revenues (4)	121,982	260,955
(3) + (4)	409,146	493,401	20.6%

Notes: After the divestiture of Jilin Changrong Hi-tech Seed Company Limited (“Jilin Changrong”) in fiscal year 2011, Changchun Origin Seed Technology Development Limited (“Changchun Origin”) started operation in the same Northeastern region in fiscal year 2012.

Gross profit for the third quarter of fiscal 2012 was RMB54.2 million (US$8.6 million) compared to RMB85.8 million in the third quarter of fiscal 2011.

Total net operating expenses for the three months ended June 30, 2012 decreased to RMB30.2 million (US$4.8 million) from RMB51.9 million during the same period in fiscal 2011. Lower operating expenses during the third quarter of fiscal 2012 were mainly due to a decrease in costs previously associated with Jilin Changrong, which are no longer applicable after the divestiture. Specifically, selling and marketing expenses were RMB10.3 million (US$1.6 million) for the third quarter of fiscal 2012, compared with RMB12.6 million for the same period last year. General and administrative (“G&A”) expenses decreased by 45.9% year-over-year to RMB12.9 million (US$2.0 million) from RMB23.8 million for the third quarter of fiscal 2011. Research and development (“R&D”) expenses were RMB8.2 million (US$1.3 million) for the three months ended June 30, 2012, compared with RMB15.5 million during the same period last year.

Income from operations for the third quarter of fiscal 2012 amounted to RMB24.1 million (US$3.8 million) compared with income from operations of RMB33.9 million for the same period in fiscal 2011.

Net income attributable to Origin for the third quarter of fiscal 2012 was RMB25.4 million (US$4.0 million), or RMB1.09 (US$0.17) per share - both basic and diluted, compared with a net income of RMB13.9 million, or RMB0.60 per share - both basic and diluted during the same period one year ago.

BALANCE SHEET

As of June 30, 2012, cash and cash equivalents were RMB194.2 million (US$30.7 million), and shareholders' equity was RMB217.4 million (US$34.4 million). Short-term borrowings were RMB39.0 million (US$6.2 million). Long-term borrowings were RMB30.0 million (US$4.7 million), representing bank borrowings to finance the construction of the seed conditioning plant in Xinjiang.

Advances from customers were RMB365.8 million (US$57.8 million) as of June 30, 2012 compared with RMB290.8 million a year ago. These advances represent cash receipts for future orders.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of Genetically Modified (GM) technology, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust GM seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Staffed by approximately 800 employees, Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Three Months ended June 30,
	2011	2012
	RMB	RMB	US$

Revenues	244,688	269,319	42,667
Cost of revenues	(158,886)	(215,102)	(34,078)

Gross profit	85,802	54,217	8,589

Operating expenses:
Selling and marketing	(12,552)	(10,301)	(1,632)
General and administrative	(23,756)	(12,860)	(2,037)
Research and development	(15,506)	(8,206)	(1,300)
Other operating income (expenses), net	(97)	1,208	191
Total operating expenses, net	(51,911)	(30,159)	(4,778)

Income from operations	33,891	24,058	3,811
Interest expense	(327)	(1,308)	(207)
Share of net income of equity investments	2,430	721	114
Interest income	660	504	80

Income before income tax expense	36,654	23,975	3,798
Income tax expense:
Current	(1,739)	(31)	(5)
Deferred	(3,754)	-	-

Income tax expense	(5,493)	(31)	(5)

Net income	31,161	23,944	3,793
Less: Net income (loss) attributable to the non-controlling interests	17,236	(1,500)	(238)

Net income attributable to Origin Agritech Limited	13,925	25,444	4,031

Other comprehensive income
Net income	31,161	23,944	3,793
Foreign currency translation difference	712	624	99
Comprehensive income	31,873	24,568	3,892

Less: Comprehensive income (loss) attributable to non-controlling interests	17,236	(1,500)	(238)
Comprehensive income attributable to Origin Agritech Limited	14,637	26,068	4,130

Net income per share – basic	0.60	1.09	0.17

Net income per share – diluted	0.60	1.09	0.17

Shares used in calculating basic net income per share	23,313,970	23,382,812	23,382,812

Shares used in calculating diluted net income per share	23,335,835	23,382,812	23,382,812

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	June 30	September 30	June 30
	2011	2011	2012	2012
	RMB	RMB	RMB	US$
Assets:
Current assets:
Cash and cash equivalents	219,989	129,942	194,200	30,704
Accounts receivable	8,592	6,616	11,360	1,796
Dividend receivable	-	-	2,100	332
Due from related parties	105	5,183	2,207	349
Advances to suppliers	5,215	12,418	14,362	2,271
Advances to growers	34,293	78,623	56,294	8,900
Inventories	434,114	210,826	385,631	60,970
Income tax recoverable	2,745	2,155	2,110	334
Other current assets	12,692	65,055	15,387	2,433
Total current assets	717,745	510,818	683,651	108,089
Land use rights, net	20,531	33,094	32,249	5,099
Plant and equipment, net	166,599	190,094	298,806	47,243
Equity investments	24,666	20,503	22,154	3,503
Goodwill	16,665	11,973	11,973	1,893
Acquired intangible assets, net	32,165	29,232	26,790	4,236
Deferred income tax assets	16,324	3,028	3,028	479
Other assets	29,763	19,640	2,384	377
Total assets	1,024,458	818,382	1,081,035	170,919

Liabilities and Equity:
Current liabilities:
Short-term borrowings	20,000	20,000	39,000	6,166
Accounts payable	14,198	5,740	13,488	2,133
Due to growers	10,951	7,947	9,685	1,531
Due to related parties	14,830	1,728	12,150	1,921
Advances from customers	290,783	397,933	365,758	57,828
Deferred revenues	287,164	19,812	257,346	40,688
Income tax payable	45,486	39,060	39,060	6,175
Other payables and accrued expenses	29,056	40,351	41,606	6,578
Total current liabilities	712,468	532,571	778,093	123,020
Long-term borrowings	-	-	30,000	4,743
Other long-term liabilities	6,133	-	-	-
Total liabilities	718,601	532,571	808,093	127,763
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,313,970, 23,382,812 and 23,382,812 shares issued and outstanding as of June 30, 2011, September 30, 2011 and June 30, 2012 respectively)	-	-	-	-
Additional paid-in capital	391,101	394,344	397,265	62,810
Retained deficit	(116,041)	(99,533)	(145,630)	(23,025)
Treasury stock at cost (498,851 shares)	(29,377)	(29,377)	(29,377)	(4,645)
Accumulated other comprehensive loss	(7,387)	(6,397)	(4,906)	(773)
Total Origin Agritech Limited shareholders' equity	238,926	259,037	217,352	34,367
Non-controlling interests	67,561	26,774	55,590	8,789
Total equity	305,857	285,811	272,942	43,156
Total liabilities and equity	1,024,458	818,382	1,081,035	170,919

CONTACT:
Origin Agritech Limited
James Chen
Chief Financial Officer
james.chen@originseed.com.cn

Grayling

Shiwei Yin, 646-284-9474

shiwei.yin@grayling.com